UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d –1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d–2.
(Amendment No. 1)*

CDC Software Corporation

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

12507Y108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12507Y108

1.	Names of Reporting Persons Portolan Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 414,964

	6.	Shared Voting Power

	7.	Sole Dispositive Power 414,964

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 414,964

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.65%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12507Y108

1.	Names of Reporting Persons George McCabe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 414,964

	6.	Shared Voting Power

	7.	Sole Dispositive Power 414,964

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 414,964

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.65%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer CDC Software Corporation
	(b)	Address of Issuer’s Principal Executive Offices 11/F, ING Tower, 308 Des Voeux Road, Central Hong Kong

Item 2.
(a)

Name of Person Filing
This statement is being filed with respect to the Class A Ordinary Shares of the Issuer beneficially owned (1) directly by Portolan Capital Management, LLC, an unregistered investment adviser, in its capacity as investment manager for various clients, and (2) indirectly by George McCabe, the Manager of Portolan Capital Management, LLC.  Portolan Capital Management, LLC and Mr. McCabe are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Portolan Capital Management, LLC and George McCabe 2 International Place, FL 26, Boston, MA 02110
	(c)	Citizenship Portolan Capital Management, LLC – DE Mr. McCabe - USA
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number 12507Y108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J)
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership
Reference is hereby made to Items 5-9 and 11 of pages 1 - 2 of this Schedule, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares of CDC Software Corporation.  No one person's interest in the Class A Ordinary Shares of CDC Software Corporation is more than five percent of the total outstanding Class A Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010
Date
Portolan Capital Management, LLC

By:	/s/ George McCabe
George McCabe, Manager

/s/ George McCabe
George McCabe

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).